UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)
SULPHCO, INC.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
865378103

(CUSIP Number)
Dr. Rudolf W. Gunnerman
6601 Windy Hill
Reno, Nevada 89511
Phone: (775) 829-9904

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 5, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	865378103	Page	2	of	14

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITY ONLY). Dr. Rudolf W. Gunnerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		2,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,507,803

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,000

WITH	10	SHARED DISPOSITIVE POWER

		17,507,803

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,509,803

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.5%*

14	TYPE OF REPORTING PERSON

	IN
* Based on 89,944,029 shares of the issuer’s common stock outstanding as of July 31, 2009 as reported in the issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009.

CUSIP No.	865378103	Page	3	of	14

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITY ONLY). Doris M. Gunnerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(c) ☐
	(d) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,507,803

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		17,507,803

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,507,803

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.5%*

14	TYPE OF REPORTING PERSON

	IN
* Based on 89,944,029 shares of the issuer’s common stock outstanding as of July 31, 2009 as reported in the issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009.

CUSIP No.	865378103	Page	4	of	14
SCHEDULE 13D/A
     This Amendment No. 6 (the “Amendment No. 6”) filed by Dr. Rudolf W. Gunnerman and his spouse, Doris M. Gunnerman (the “Reporting Persons”), relates to the Statement of Beneficial Ownership on Schedule 13D filed on January 12, 2007, as amended by Amendment No. 1 filed on January 16, 2007, as amended by Amendment No. 2 filed on December 17, 2007, as amended by Amendment No. 3 filed on February 29, 2008, as amended by Amendment No. 4 filed on July 28, 2008, and as amended by Amendment No. 5 filed on October 21, 2008 (the “Amendment No. 5”) with respect to the common stock, par value $.001 per share (the “Common Stock”), of SulphCo, Inc., a Nevada corporation (the “Company”).
Item 4. Purpose of Transaction
     The information set forth under Item 4 of the Amendment No. 5 is hereby deleted and replaced by the following:
     The Reporting Persons currently have no plans to propose any amendments to the Bylaws of the Company, propose their own slate of nominees for election at the Company’s next annual meeting of stockholders, or otherwise effect, change or influence the control of the Company or participate in any transaction having that purpose or effect.
     Pursuant to a Stock Purchase Agreement, dated February 12, 2008 and amended as of April 18, 2008 and July 9, 2008, by and among the Reporting Persons, Iroquois Master Fund Ltd. and Ellis Capital LP, the Reporting Persons sold in the aggregate 750,000 shares of Common Stock at $4.00 per share to Iroquois Master Fund Ltd. and Ellis Capital LP on February 25, 2008. Additionally, the Reporting Persons sold 1,250,000 shares of Common Stock at $1.50 per share to Iroquois Master Fund Ltd. and Ellis Capital LP on July 9, 2008.
     Pursuant to a Stock Purchase Agreement, dated October 3, 2008 (the “Second Stock Purchase Agreement”), by and among the Reporting Persons and the buyers identified on Schedule A thereto, the Reporting Persons sold 2,512,5000 share of Common Stock at $2.00 per share to such buyers on a proportionate basis on October 10, 2008 (the “Initial Closing Date”). Additionally, the Reporting Persons agreed to sell to such buyers an additional 2,512,500 shares of Common stock on the fifth business days after the eighth month anniversary of the Initial Closing Date (the “Second Closing Date”). The purchase price for the additional 2,512,500 shares of Common Stock was ninety percent of the daily volume weighted average price as reported by Bloomberg LP for the principal trading market for the Common Stock for the 30 trading days immediately preceding the eight month anniversary of the date of the Second Stock Purchase Agreement; provided the per share purchase price was not to be more than $2.70 per share. In the event that the per share purchase price for the additional 2,512,500 shares of Common Stock was $2.70 or less per share, each buyer had the option of canceling the purchase of such buyer’s proportionate amount of the additional 2,512,500 shares of Common Stock available for purchase. Pursuant to the First Amendment (as defined below), the Reporting Persons agreed to extend the buyers’ option to purchase the additional 2,512,5000 shares to June 5, 2010.
     Pursuant to a Stock Purchase Agreement, dated August 17, 2009 (the “Third Stock Purchase Agreement”), by and among the Reporting Persons and the buyers identified on Schedule A thereto, the

CUSIP No.	865378103	Page	5	of	14
Reporting Persons sold 1,629,000 share of Common Stock at $1.10 per share to such buyers on a proportionate basis on August 24, 2009.
     Pursuant to a Stock Option Agreement, dated April 24, 2007 and as amended on November 27, 2007, February 12, 2008 and July 9, 2008 (the “First Option Agreement”), by and among the Reporting Persons and the optionees identified on the signature pages attached thereto, the optionees had the right to purchase 1,500,000 shares of Common Stock from the Reporting Persons at $1.50 per share until (i) July 11, 2009, or (ii) if the option to purchase the optioned shares cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, such option to purchase the Common Stock shall remain exercisable and shall not terminate until the earlier of (x) the date on which such impediment shall become final and not subject to appeal, and (y) 5:00 p.m. New York Time, on the 30th business day after such impediment shall have been removed.
     Pursuant to a Stock Option Agreement, dated February 12, 2008 and as amended on July 9, 2008 (the “Second Option Agreement”), by and among the Reporting Persons, Iroquois Master Fund Ltd. and Ellis Capital LP, Iroquois Master Fund Ltd. and Ellis Capital LP had the right to purchase 2,000,000 shares of Common Stock from the Reporting Persons at $1.50 per share until (i) July 11, 2009 or (ii) if the option to purchase the optioned shares cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, such option to purchase shall remain exercisable and shall not terminate until the earlier of (x) the date on which such impediment shall become final and not subject to appeal, and (y) 5:00 p.m. New York Time, on the 30th business day after such impediment shall have been removed.
     Concurrent with entry into the Second Stock Purchase Agreement, the Reporting Persons entered into a Stock Option Agreement, dated October 3, 2008 (the “Third Option Agreement”) with the optionees listed in Schedule A thereto. Pursuant to the Third Option Agreement, the optionees collectively were granted an option to purchase up to 5,025,000 shares of Common Stock at $2.00 per share. The option to purchase the first 2,512,500 shares, in whole or in part, by the optionees commenced on the Initial Closing Date and continues through the one year anniversary of the Initial Closing Date. The option to purchase the second 2,512,500 shares, in whole or in part, by the optionees commences on the Second Closing Date and continues through the one year anniversary of the Second Closing Date. Notwithstanding the foregoing, if such options to purchase the 5,025,000 shares cannot be exercised on the Initial Closing Date or the Second Closing Date by reason of any applicable judgment, decree, order, law or regulation, such option to purchase shall remain exercisable and shall not terminate until the earlier of (x) the date on which such impediment shall become final and not subject to appeal, and (y) 5:00 p.m. New York Time, on the 30th business day after such impediment shall have been removed. Furthermore, an optionee shall not be entitled to exercise the option to purchase its proportionate share on the Initial Closing Date or Second Closing Date if the sum of (i) the number of shares of Common Stock beneficially owned by such optionee and its affiliates on the Initial Closing Date or Second Closing Date, and (ii) the number of shares of Common Stock purchasable on the Initial Closing Date or Second Closing Date, would result in beneficial ownership by such optionee and its affiliates of more than 4.99% of the outstanding shares of Common Stock on the Initial Closing Date or Second Closing Date. Each optionee may increase the permitted beneficial ownership amount up to 9.99% upon and effective after 61 days prior written notice to the Reporting Persons.
     Pursuant to an Amendment to Various Stock Option Agreements entered into as of June 5, 2009 (the First Amendment”), the Reporting Persons agreed to extend the option exercise period for the

CUSIP No.	865378103	Page	6	of	14
Common Stock purchasable pursuant to the First Stock Option Agreement, the Second Stock Option Agreement and the Third Stock Option Agreement to the later of (i) June 5, 2010, or (ii) such later date pursuant to such stock option agreements. The First Amendment also reduced the exercise price for the Common Stock purchasable pursuant to the First Stock Option Agreement, the Second Stock Option Agreement and the Third Stock Option Agreement as follows: (x) the exercise price was reduced to $0.75 per share until June 15, 2009, provided each optionee identified in the First Amendment exercised the right to purchase the specified shares (the “$0.75 Option Shares”), (y) provided that all the $0.75 Option Shares were purchased, the exercise price of the additional option shares as specified in the First Amendment (the “Additional Option Shares”) were reduced to $1.00 per share, and (z) the exercise price for the remaining option shares that were not the $0.75 Options Shares or the Additional Option Shares was reduced to the price set forth in the Third Stock Option Agreement.
     Pursuant to an Amendment to Stock Option Agreements entered into as of August 17, 2009 (the “Second Amendment”), the Reporting Persons agreed to reduce the exercise price for the Common Stock purchasable pursuant to the First Stock Option Agreement, the Second Stock Option Agreement and the Third Stock Option Agreement to the lower of (i) the price per share for the Common Stock set forth in the relevant stock option agreements, or (B) $1.10 per share; provided that the optionees exercise the option to purchase the Common Stock from any stock option agreement between the Reporting Persons and such optionees aggregating to at least $500,000 total purchase price no later than September 31, 2009.
     Pursuant to the Second Amendment, on September 4, 2009, one of the optionees, Ellis International, exercised its option to purchase 136,364 shares of Common Stock at $1.10 per share. Another optionee, Scot Cohen, exercised his option to purchase 125,000 shares of Common Stock at $1.10 per share on September 9, 2009.
     Pursuant to a Stock Option Agreement, dated August 17, 2009 (the “Fourth Option Agreement”), by and among the Reporting Persons and the optionees listed in Schedule A thereto, the optionees collectively were granted an option to purchase up to 814,500 shares of Common Stock at $1.10 per share. The option to purchase the 814,500 shares, in whole or in part, by the optionees expires on August 31, 2010; provided however, if such option cannot be exercised on August 31, 2010 by reason of any applicable judgment, decree, order, law or regulation, such option to purchase shall remain exercisable and shall not terminate until the 30th business day after such impediment shall have been removed. Five exercises of the option by an optionee are allowed. Furthermore, an optionee shall not be entitled to exercise the option to purchase its proportionate share on the closing date of the option exercise if the sum of (i) the number of shares of Common Stock beneficially owned by such optionee and its affiliates on the closing date of the option exercise, and (ii) the number of shares of Common Stock purchasable on the closing date of the option exercise, would result in beneficial ownership by such optionee and its affiliates of more than 4.99% of the outstanding shares of Common Stock on the closing date of the option exercise. Each such optionee for itself only, may increase the permitted beneficial ownership amount up to 9.99% upon and effective after 61 days prior written notice to the Reporting Persons. The Reporting Persons entered into an escrow arrangement with the optionees relating to the escrow of the 814,500 shares of Common Stock.
     The Third Stock Purchase Agreement, the First Amendment, the Second Amendment and the Fourth Option Agreement are attached as exhibits to this Amendment No. 6 and the foregoing summaries of the same agreements are qualified in their entirety by reference to the complete text of the

CUSIP No.	865378103	Page	7	of	14
documents which are incorporated herein by reference. All other agreements referenced in this Amendment No. 6 were filed as exhibits to the previously filed Schedule 13D and amendments thereto.
     Other than as set forth above, at the present time, the Reporting Persons have no plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Company’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
     The information set forth under Item 5 of Amendment No. 5 is hereby deleted and replaced by the following:
     The percentage of shares of Common Stock reported owned by each of the Reporting Persons in this Amendment No. 6 is based upon 89,944,029 shares of the Company’s common stock outstanding as of July 31, 2009 as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009.
     As of October 13, 2009, Dr. Gunnerman beneficially owned 17,509,803 shares of Common Stock constituting approximately 19.5% of the Company’s outstanding shares of Common Stock. The shares held by Dr. Gunnerman include (A) 17,507,803 shares held jointly with Mrs. Gunnerman, which includes (i) all the shares of Common Stock subject to various stock option agreements, and (ii) 2,000 shares held by Dr. Gunnerman individually.
     As of October 13, 2008, Mrs. Gunnerman beneficially owned 17,507,803 shares of Common Stock constituting approximately 19.5% of the Company’s outstanding shares of Common Stock, all of which are held jointly with Dr. Gunnerman. The shares jointly held by Mrs. Gunnerman include all the shares of Common Stock subject to various stock option agreements.
     The Reporting Persons share the power to vote and dispose of, or to direct the vote or disposition of, the 17,507,803 shares of Common Stock held by them jointly.
     Dr. Gunnerman has the sole power to vote and dispose of the 2,000 shares of Common Stock held solely by him.
     (c) The information included in Item 1 through Item 4 hereof and in the prior Schedule 13D and the amendments thereto is incorporated herein by reference. No other transactions in the Common Stock were effected during the 60 days prior to the date hereof by the Reporting Persons.
     (d) Not applicable.
     (e) Not applicable.

CUSIP No.	865378103	Page	8	of	14
Item 7. Material to Be Filed as Exhibits
99.1	Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

99.2	Amendment to Various Stock Option Agreements, dated as of June 5, 2009, by and among the Reporting Persons and the parties listed therein.

99.3	Stock Purchase Agreement, dated as of August 17, 2009, by and among the Reporting Persons and the parties listed in Schedule A thereto.

99.4	Amendment to the Stock Option Agreement, dated as of August 17, 2009, by and among the Reporting Persons and the parties listed therein.

99.5	Stock Option Agreement, dated as of August 17, 2009, by and among the Reporting Persons and the parties listed in Schedule A thereto.

CUSIP No.	865378103	Page	9	of	14
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 13, 2009	By:	/s/ Rudolf W. Gunnerman
Rudolf W. Gunnerman

Dated: October 13, 2009	/s/ Doris M. Gunnerman
Doris M. Gunnerman